

Mail Stop 7010

August 22, 2008

Mr. George M. Sfeir
Technical Industries & Energy, Corp.
Petroleum Towers, Suite 530
P.O. Box 52523
Lafayette, LA 70505

> **Re: Technical Industries & Energy, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2008**
> **File No. 333-150437**

Dear Mr. Sfeir:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   When responding to our comments, please include in your cover letter responses that indicate the location of the revised disclosure. Providing more than just an affirmative statement that you have revised such disclosure allows for a more efficient review of your filing. Further, some of our comments ask you to provide us with an explanation, as well as make any required modification to your disclosure.

2.   Further, from a review of your amended filing it appears that, while you indicated in your response letter that you "revised the disclosure" for each of our comments,

we were unable to determine where such revisions occurred. In your transmittal letter, please indicate where those revisions can be found . Upon filing of your next amendment, please ensure that both the comments in this letter and in our previous letter have all been addressed.

Registration Statement Cover Page

3.   Indicate your Primary Standard Classification Code. Furthermore, we reiterate our prior comment 4.

Risk Factors, page 2

4.   We note your responses to our previous comments 7 and 8 and ask that you please separate out the revised disclosure into separate risk factors.

Our future success is dependent, in part, on the performance and continued service of George M. Sfeir…, page 2

5.   Please revise this risk factor to reconcile Mr. Sfeir's share ownership with the disclosure in your table on page 20. Further, please clarify what type of ownership Mr. Sfeir holds in these 1,000 shares that are not disclosed in your table on page 20.

Description of Business, page 8

6.   We note that you refer to numerous testimonials and attestations of individuals with regard to your products and services that are attached to the registration statement. However, it does not appear that such documents are attached. Please explain.

7.   Your business description states that you offer, "several services, which can be described as engineering, manufacturing, sales, distribution, and non-destructive testing ("NDT") services for oilfield pipes and equipment." Please describe each of these services. Further, include in such disclosure a description of your world wide accessible inventory tracking software.

8.   Please revise and clarify the opening paragraph to your Description of Business. Further, please explain and reconcile the third to last and penultimate sentence of the opening paragraph. It is unclear how there could be no relationship between TII and TIE if Mr. Sfeir was a consultant to TII prior to the incorporation of TIE.

9.   We reiterate prior comment 13. Please provide us with objective third party support for your statement that, "No other system in the industry today can collect and store all available defects and wall thickness and outside diameter/ovality readings and store them in their proper position on the pipe, produce a three-

dimensional image of the pipe, and allow the engineer to simulate burst, collapse, and pull apart the pipe on the computer prior to drilling." We are unable to locate the exhibits that you indicate you provided to us.

10. We note our previous comment 17 and fail to see how you have revised your disclosure to provide third party support for the statement that major oil companies including BP and Exxon Mobile "favor" the use of your depth scope. In that regard, we were not able to locate the "attached articles" which you indicate that you provided to us. Finally, if you choose to include Dr. Payne's statement in the prospectus, please file a consent from him as an exhibit to the registration statement.

11. We note our previous comment 18 and are unable to locate revised disclosure that you indicate you provided regarding the percentage of sales represented by each "major" customer. Further, please reconcile your statement that "TIE does not depend on any single customer or group of customers" with Note 11 on page F-18 where you indicate that you had one customer who represents 63% of your total revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

12. Your revised disclosure seems to indicate that your competitors plan to develop similar technology that would be available to your customers. Please explain why this would not be a risk factor that should be addressed in your registration statement. Also, clarify the phrase "who selected Shell and industry engineer." Tell us the names of the Chairman and Co-Chairman.

13. In response to comment 30, you reference an attached press release but we are unable to locate that press release.

Financial Statements

General

14. Please update your filing to include financial statements through your quarter ended June 30, 2008 to comply with Rule 8-08 of Regulation S-X.

Please make similar updates to both the statement of operations and the balance sheet sections of your summary financial data on page 1, and to your MD&A starting on page 11. Additionally, please ensure that all of the amounts for each period presented in your summary financial data agree to their equivalent amounts reported in the financial statements.

George M. Sfeir
Technical Industries & Energy, Corp.
August 22, 2008
Page 4

Consolidated Statements of Cash Flows, page F-6

15.   We note during 2007 you acquired property and equipment and recognized an
        accrued liability for the outstanding unpaid balance. Please note cash payments to
        reduce the accrued liability balance should be presented as an investing activity.
        Please revise your statement of cash flows for the interim period ended March 31,
        2008 to reclassify these cash payments from a financing activity to an investing
        activity.

Note 1 – Organization, page F-8

16.   In response to prior comment 23, we note your revised disclosure indicating that
        your par value was arbitrarily established in order to comply with Delaware state
        laws. However, it is still unclear to us why your common stock account balance
        appearing on your balance sheets does not reflect the par value of the 125,000,000
        shares issued for the founder services rendered. We reissue our prior comment
        23.

        In addition, please explain to us why you do not believe it is necessary to present
        the transactions impacting your equity accounts in a statement of changes in
        stockholders' equity. Generally, statements of changes in stockholders' equity are
        required for each of the two fiscal years preceding the date of the most recent
        audited balance sheet presented. Refer to Rule 8-02 of Regulation S-X for further
        guidance.

Note 3 – Summary of Significant Accounting Policies, page F-10

Credit Risk, page F-11

17.   We note while you disclose that two customers made up 74% of your revenues for
        the three months ended March 31, 2008 and 79% of your receivable balance at
        March 31, 2008, and one customer made up 63% of your revenues for the year
        ended December 31, 2007 and 46% of your receivable balance at December 31,
        2007, you state that your concentration of credit risk with respect to trade
        receivables is limited due to your large number of customers. These statements
        appear to contradict each other. Please clarify how you reached your *limited*
        concentration of credit risk conclusion in light of your significant dependency on
        few customers.

Note 8 – Capital Leases, page F-15

18.   It does not appear that you disclosed your future minimum lease payments in
        aggregate and for each of the five succeeding fiscal years for your equipment
        capital leases. We re-issue prior comment 26.

Exhibit 3.2, By-laws of the Company
Article V, Section 1.

19.   We note your response to our previous comment 40 and but are unable to locate
        your revised disclosure. Also, it is not clear to us from your supplemental
        response how you will be in compliance with Article V, Section 1 of your bylaws
        once you have sold any shares in this offering.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
    L. Dang
    J. Madison

    Via Facsimile:
    Gregg E. Jaclin, Esq.
    (732) 577-1188